KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.
1800 Avenue of the Stars, 2nd floor
Los Angeles, CA 90067

June 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC. (FILE NO. 811-21750)

Kayne Anderson Energy Total Return Fund Inc. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund’s fidelity bond for the 2010-2011 year:

1.  A copy of the renewal of the bond coverage for the Fund (the "Bond") (attached as EX99-1).

2.  A copy of the Board meeting resolutions of the Fund, which were adopted by the Board of Directors, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EX99-2).

The premium for the Bond was paid through the policy period ending on June 27, 2011.

Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely, /s/ Terry Hart Terry Hart Chief Financial Officer and Treasurer